UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

MEDIMMUNE, INC.
(Name of Subject Company)

ASTRAZENECA BIOPHARMACEUTICALS INC. ASTRAZENECA PLC
(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

584699102
(Cusip Number of Class of Securities)

Graeme Musker AstraZeneca PLC 15 Stanhope Gate London, England, W1K 1LN Telephone: +44 20 7304 5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Paul R. Kingsley Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

AstraZeneca
-------------------------------------------------------------------------------

Acquisition of MedImmune

Acquisition terms

|X|  Fully recommended all cash offer of $58 per share; total enterprise value of $15.2bn

|X|  Transaction has been unanimously recommended by the boards of both companies.

|X|  Expected to close in June 2007

Delivers biologics ambition faster

|X|  Creates leading, fully-integrated biologics & vaccines business
     |X|  Critical mass in discovery, development, regulatory, manufacturing and sales
     |X|  Natural fit with CAT

|X|  Significantly expands pipeline
     |X|  Improves long term product flow
     |X|  Diversifies and expands R&D (small molecules, biologics, vaccines)

|X|  Enhances future growth prospects
     |X|  Profitable, high quality business entering growth phase (1 blockbuster)
     |X|  Cash earnings enhancement in 2009 |X| Diversifies revenue streams and
          reduces small molecule exposure

     Accelerates delivery of AZ biologics strategy at lower execution risk
                            Transforms science base

A strategic necessity against a changing industry science base

Transforming industry pipeline    Monoclonals & Vaccines are High Growth

Creating value
-    Many biological products progress on shorter development timelines
-    Address areas of significant unmet need
-    Support superior pricing and less payor pricing sensitivity

Completes AstraZeneca core science base

Industry innovation driven by 3              |X|  Approach disease targets from all sides
core approaches

AstraZeneca

|X|  Existing world-class capability in small molecules

|X|  Expand and accelerates current biologics capability         |X|      Opens up new targets
                                                                 |X|      Example, anti TNF's
|X|  Entry route into vaccines

Acquisition completes the link between biologics discovery and the patient

                                                       AZN   CAT   MEDI

Discovery      Development    Sales

|X|  Disease Area expertise
|X|  Target Identification
|X|  Biologics Research expertise

|X|  Biologics Manufacturing
|X|  BLA expertise
|X|  Global Marketing & Customer 'insight'
|X|  Global Sales: primary and secondary care

Why MedImmune was top of our list

Why acquire?

- Barriers to entry
  - Scarce people resource
  - Long lead time to green-field 'own build' strategy; slow, expensive, risk

Why MedImmune?

- Capability
  - People, Know-how (BLA), Track Record
  - Exciting pipeline and marketed products
  - Biomanufacturing excellence

- Excellent strategic and business fit
  - AZ/CAT brings deep disease area knowledge, biologics discovery strength, scale, global sales&marketing reach and customer insight
  - MedImmune brings proven biologics development strength, pipeline and leading biomanufacturing
  - Aligned to 3 core therapeutic areas: Infection, Oncology, Respiratory&Inflammation

7

Why are we excited about MedImmune?
Create a top tier fully integrated Biologicals business

Immediate access to high  growth market

Avoids significant investment, long payback, risk

Supports long-term pipeline delivery

Change in biopharma pipeline score 2002-2006
(2007 for MedImmune)*

                                       *Using weighted scoring  8

Growth prospects – 4 revenue streams

- Blockbuster Synagis/Numax franchise
  - RSV, WW end-user sales of $1.2bn in 2006
  - Numax offers enhanced potency
  - Extended franchise patent life
- Flumist / refrigerated Flumist franchise
  - Highly effective, needle-free flu vaccine
    - Initial label healthy 5-49 yr olds
    - Frozen formulation
  - New refrigerated formulation planned 2007
  - May 07 PDUFA – improved age range (children <5years)
  - Improved efficacy vs. injectible inactivated vaccine
- Ethyol
  - Niche product with stable growth profile
- HPV Royalties

9

Adds exciting pipeline products ...

Significantly enlarges pipeline         |X|  Multiple projects with >$1bn potential
                                        |X|  Adds 45 projects
                                        |X|  12 in clinical development
                                        |X|  AZ resources offer potential to accelerate development

                                        Transforms biologics pipeline potential

MEDI-545: Lupus (SLE)

|X|  What is Lupus (systemic lupus erythematosus:  SLE)?
     |X|  A severe disease in which the body attacks itself (autoimmunity)
     |X|  No new therapy for 40 years

|X|  What is MEDI-545?
     |X|  A monoclonal antibody against interferon-(alpha)
     |X|  Blocks all variants interferon-(alpha)

|X|  What is the opportunity?
     |X| MEDI-545 reduced SLE flares in single dose, phase I study
     |X| In phase I, could proceed rapidly
     |X| Potential to transform SLE therapy (as anti TNFs have in RA)
     |X| Potential in other auto-immune diseases (e.g. psoriasis)

MEDI-528 : severe asthma

|X| What is severe asthma?
     |X| Asthma patients who are poorly controlled by current therapies
     |X| The major healthcare burden in asthma

|X|  What is IL9?
     |X|  A growth factor for several immune cells associated with asthma
     |X|  Implicated in asthma by genetic and pre-clinical studies

|X|  What is MEDI-528?
     |X|  A monoclonal antibody against IL9

|X|  What is the opportunity?
     |X|  Phase IIb study in asthma starting 3Q 2007
     |X|  Complementary approach to CAT354 (anti-IL13) for severe asthma

IPI-504: HSP90 : Cancer

|X|  What is HSP90?
     |X|  HSP90 (Heat Shock Protein 90) stabilizes proteins, including oncogenes
     |X|  Cancer cells have abnormal HSP90 activity

|X|  What is IPI-504?
     |X|  A potent & specific inhibitor of cancer cell HSP90

|X|  How common are HSP90 abnormalities in cancer?
     |X|  One of the most common changes in cancer
     |X|  Initial research in GIST & NSCLC, potential to add breast and prostate

|X|  What is the opportunity?
     |X| An oral and IV product showing biological activity
     |X| Current phase I, potential rapid registration in GI stromal tumours
     |X| Opportunity in multiple other tumours

CD19-bite : Cancer

|X|  What is CD19?
     |X|  A marker on b cell leukaemias

|X|  What is anti CD19-bite?
     |X|  A monoclonal antibody that binds to CD19 and arms T cells to kill
     |X|  Clear in vitro elimination of leukaemia cell

|X|  How common are b cell leukaemias?
     |X|  Most leukaemia's
     |X|  The target of Rituxan ($1.5bn) but this is over 1000fold more potent

|X|  What is the opportunity?
     |X|  Standard of care in CLL
     |X| Phase I with responses in blood and clearing of bone marrow

|X|  Vaccines are a special kind of biological
     |X| Innovative vaccines create new therapeutic options
          |X| Disease prevention offers major societal benefit
          |X| Payors recognise this and will reward innovation
     |X| Barriers to entry
          |X| Relatively few players
          |X| Technology and IP

|X|  MedImmune have great vaccines strength
     |X| Critical mass of people; experts in a specialized area
     |X| Technological strength - own key live vaccine technologies
     |X| Proven marketed vaccines:
          |X| FluMist (and specialized technologies for influenza vaccines)
          |X| Technology behind the GSK & Merck HPV vaccines
     |X| Innovative vaccines pipeline
|X| Offers key strategic entry into vaccines

Vaccines – next generation

MedImmune has many advantages in approaching influenza

Technology

- Proprietary reverse DNA technology for live attenuated vaccine production

Biomanufacturing

- Planned transfer to cell culture-based production.
- Improved economics, US government co-funded

Next generation

- Ability to produce vaccines for avian influenza

- FluMist poised to change preschool influenza vaccine landscape

Other vaccines in human studies now

- Avian influenza (H5N1) vaccine
- RSV vaccines (2 approaches): potential for universal preschool use
- Parainfluenza (PIV-3) vaccine: potential for universal preschool use

16

Valuation

- Offer price per share: $58
- Transaction Value: $15.2bn[(1)]
- Premium:
  - Previous Close price(2) 20.8%
  - Pre-Process Newsflow(3) 53.3%
- Price multiple of 2010 EPS (LFY+4): 28.7x(4)

- Highly competitive
- 4 competing bids
- Valuation based on NPV SOTP not multiples
- Significant % of value supported by
  - NPV of existing revenue streams
  - and synergies
- Exciting but early stage pipeline

(1) Treasury stock method based on an aggregate of 237.7m basic shares outstanding, 14.5m share equivalents from net in-the-money options and 16.1m shares from the convertible instruments (including make whole shares); net cash (including current and non-current marketable securities) of $340m

(2) Based on MedImmune closing price on April 20, 2007 ($48.01)

(3) Based on MedImmune closing price on April 11, 2007 ($37.84)

(4) Based on consensus EPS estimate for 2010

17

Selected Precedent Biotech Premia

|X|  Looking at precedents involving biotech profitable at least 3 years post transaction, the MedImmune transaction multiples
      are in line with averages

Source: FactSet, Company Announcements and Equity Research forecasts at the time of the transactions

Selected Precedent Biotech Forward Multiples

|X|  Looking at precedents involving biotech profitable at least 3 years post transaction, the MedImmune transaction multiples are in line with averages

Source: FactSet, Company Announcements and Equity Research forecasts at the time of the transactions

Acquisition improves long-term business strength

|X|  Enhances sales growth now and drives increasing growth medium to longer term

|X|  Ability to sustain AstraZeneca's consistent operating margin performance

|X|  Management committed to synergy realisation

|X|  Transformational impact on AZ investment allocation
     |X|  Reallocate resource to best `high potential / low risk' approach for each disease target

|X| Cash EPS accretive in the second full year of ownership post closing (2009)

Financial Summary

|X|  Accretive in 2009 - "Cash" EPS

|X|  Synergies (preliminary analysis)
     |X|  Towards $500m per annum by 2009 (MedImmune & impacted AZ costs)
          |X|  1/3 Selling & Marketing,
          |X|  1/3 Research & Development,
          |X|  1/3 Cost avoidance
|X|  AZ Biological Investment Programme avoided (>$500million)
|X|  Implementation costs $200-$300m

|X|  Cash EPS reporting going forward
     |X|  Reported EPS + amortisation of intangibles

Financial Summary

Balance sheet to become geared
     |X|  Bridging loan to be refinanced over 3-6 months
     |X|  To take account of Merck obligations in H1 2008

     |X|  High credit rating maintained
     |X|  Financing headroom to further strengthen the pipeline

Shareholder Returns
     |X|  Dividend policy unchanged
     |X|  Share buyback
     |X|  2007 $4bn confirmed
     |X|  Beyond 2007 at reduced levels - subject to Board review of policy

Financial Summary Creates World Class Science Base and
Commercial Reach

Science Base                                      Global Commercial
                                                  Reach & Impact

Delivers biologics ambition faster

|X|  Creates leading, fully-integrated biologics and vaccines business
     |X|  Broadens platform for growth
     |X|  Avoids execution risk of `own build' approach

|X|  Significantly expands pipeline
     |X|  Enhances future opportunities

|X|  Enhances future growth prospects
     |X|  Diversifies risk and revenue stream
     |X|  Builds future value
     |X|  Accelerates sales growth, underpins margins
     |X|  Cash EPS accretive from 2009

     Accelerates delivery of AZ biologics strategy at lower execution risk
                            Transforms science base

AZ Pipeline incorporating MedImmune

Plus a further 7
early preclinical

PRESENTATION DISCLAIMER

|X| The tender offer described in this presentation has
not yet commenced, and this presentation is neither an offer to purchase nor a solicitation of an offer to sell MedImmune common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer described in this presentation when they become available because they will contain important information. The tender offer statement will be filed by AstraZeneca and a subsidiary of AstraZeneca with the Securities and Exchange Commission
(SEC), and the solicitation/recommendation statement will be filed by MedImmune with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by AstraZeneca or
MedImmune with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to AstraZeneca (Investor Relations) at +44 (0) 207 304
5000. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to MedImmune (Investor Relations) at 301
398 4358.

|X|      Copies of this presentation and any documentation relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from Canada,
      Japan or Australia or any other jurisdiction where to do so would be unlawful.

|X| This presentation may contain certain forward-looking statements about
AstraZeneca and MedImmune which are subject to risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. We have identified the forward-looking statements by using the words 'anticipates', 'believes',
'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: difficulties in integrating MedImmune leading to greater costs and lower integration benefits than we anticipate;
regulatory conditions being imposed on the acquisition of MedImmune; patent litigation and early loss or expiration of patents, marketing exclusivity or trade marks; substantial adverse outcomes of litigation and government litigation; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products;
the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; and the risk of environmental liabilities. For further discussion of factors that may cause actual results to differ from expectations, you should read AstraZeneca's most recent UK Annual
Report and MedImmune's most recent regulatory filings and submissions, including the Annual Reports on Form 20-F and Form 10-K of AstraZeneca and
MedImmune, respectively. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this presentation. Except as required by applicable law or regulation, AstraZeneca and MedImmune do not undertake any obligation to publicly release any update or revisions to these forward-looking statements.

                                                                             26